

MAIL STOP 4561

September 7, 2007

Peter Shields, President
Soundbite Communications, Inc.
2 Burlington Woods Drive
Burlington, MA 01803

> **Re: Soundbite Communications, Inc.**
> **Amendment No 3 to Registration Statement on**
> **Form S-1**
> **File No. 333-142144**
> **Filed August 17, 2007**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations

Comparison of Six Months ended June 30, 2006 and 2007, page 42

1. Refer to the last paragraph on page 42. Please revise to clarify whether telephony expense and hosting costs are fixed or variable expenses so that investors can better understand how the increases in cost may affect future periods.

<u>Executive Compensation, page 73</u>

<u>Cash Bonuses, page 74</u>

2.   We note your response to prior comment 6; however, your revised disclosure does not appear to describe fully the strategic objectives considered in determining 2006 bonus amounts. Please revise to disclose the specific objectives for each of the named executive officers with respect to development of new products and services and related improvement of research and development efforts. Your response letter indicates that these objectives were considered and communicated from time to time, so your disclosure should include a description of those objectives as they were specifically communicated and applied in determining bonus amounts.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittenden at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Johnson
        Fax No. (617) 526-5000